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                                                      EXHIBIT 11(A)(27)


                 [MacKenzie Partners, Inc. Letterhead]


FOR IMMEDIATE RELEASE

Contact:  Mark Harnett
          MacKenzie Partners, Inc.
          (212) 929-5877


               INVACARE CORPORATION ANNOUNCES EXENSION OF
                TENDER OFFER FOR HEALTHDYNE TECHNOLOGIES


ELYRIA, OHIO - (May 28, 1997) - Invacare Corporation (NASDAQ/NMS:IVCR) announced today that its wholly owned subsidiary I.H.H. Corp. has extended its $13.50 per share tender offer to purchase all the outstanding shares of common stock of Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) until 12:00 midnight, New York City time, on Friday, June 20, 1997, unless further extended in the manner described in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplement thereto dated April 4, 1997. The offer had been scheduled to expire on Tuesday, May 27, 1997. As of May 27, 1997, approximately 1,608,554 shares of Healthdyne common stock had been validly tendered in connection with the offer, which, together with the 600,000 shares owned by Invacare, constitutes over 17% of outstanding Healthdyne common stock, based on the most recent information provided by Healthdyne.

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                              -More-

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Invacare/Healthdyne
May 28, 1997
Page Two



                          PARTICIPANT INFORMATION


Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to the above-described nominees and proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare: A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President, Chief Operating Officer and Director), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), Joseph B. Richey, II (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory Products) and Louis F.J. Slangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Invacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation: Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).